Exhibit 99.2
Private & Confidential
March 8, 2010
General Growth Properties, Inc.
110 N. Wacker Drive
Chicago, Illinois 60606
Attn: Adam S. Metz and Thomas Nolan
$3.925 Billion Common Stock Commitment
for Stand-Alone Plan of Reorganization
Dear Adam and Tom:
As you know, Fairholme Capital Management, LLC (“Fairholme”) is the largest unsecured creditor of General Growth Properties, Inc. (the “Company”), holding approximately $1.83 billion in face amount of unsecured indebtedness, and Pershing Square Capital Management, L.P. (“Pershing Square”) is the largest economic owner, with a 25% economic stake in GGP equity (including approximately 7.5% of the common stock outstanding) and $434 million in face amount of unsecured indebtedness.
You have asked if we, as your largest debt and equity stakeholders, are interested in making a commitment to subscribe for new common stock of the Company upon the effectiveness of the Company’s anticipated plan of reorganization, with the proceeds to be applied to redeem existing unsecured creditors at par plus accrued interest and to provide funds to pay for emergence costs and working capital needs after emergence. You have asked us for a commitment that is designed to be consistent with the parallel equity investment proposed by Brookfield Asset Management Inc. in their letter of February 24, 2010 (the “Brookfield Proposal”), but is also capable of being adapted as circumstances change.
In response to your request, we would like to propose to commit, severally but not jointly, $3.925 billion of new equity capital at a value of $15 per current share on the terms and conditions described in the term sheet attached as Annex A. Our proposal includes:
•	a commitment to purchase $3.8 billion of common stock of the reorganized Company (“New GGP”), after giving effect to the distribution of General Growth Opportunities, at a price of $10 per share;
•	a commitment to provide the currently unfunded $125 million of capital to backstop a $250 million rights offering by General Growth Opportunities at a price of $5 per share.

Highlights
We would like to highlight the following items in our proposal:
•
Ample Liquidity. When taken together with the Brookfield Proposal, our commitments would provide a total of $6.3 billion of committed equity capital for New GGP in addition to $250 million of committed equity capital for GGO. Combined with $1.5 billion of unsecured indebtedness, for which we expect a commitment can be available shortly, New GGP will have $7.8 billion in cash proceeds, sufficient (i) to pay in cash all unsecured creditors at par plus accrued interest, (ii) to pay exit costs and (iii) to provide appropriate working capital for New GGP upon emergence, without requiring the asset sales contemplated by the Brookfield Proposal. GGO will also be fully funded with a $250 million rights offering backstop from Pershing Square, Fairholme, and Brookfield.

•
Flexibility to Manage Cost of Capital. Our $3.8 billion of commitments with respect to New GGP may be cutback by the Company in favor of future equity capital raises at a lower cost of capital, subject to a minimum purchase by Fairholme and Pershing Square totaling $1.9 billion. In addition, as with the Brookfield Proposal, we would be willing to permit up to $500 million of incremental equity capital to be raised by New GGP on terms that are mutually acceptable to all parties. In light of the fact that New GGP will likely be the second or third largest REIT as ranked by equity market capitalization upon emergence, we believe there will be a large demand for New GGP stock, even at values higher than $10 per share.

•
Funding Certainty. As your largest stakeholders, we are familiar with the Company and, more importantly, our interests are aligned with yours. Accordingly, there will be no due diligence condition to our commitments and we will work to keep other conditions to a minimum as described on Annex A. We anticipate no regulatory or antitrust concerns. We do not believe any proposal from a third party without significant current interests in the Company can provide similar certainty of funding.

•
Confirmation Certainty. The Investors include both the Company’s largest equity owner and two of its largest creditors. We expect broad support from all of the Company’s main constituencies, including employees and business partners. Since creditors will receive par plus accrued interest under any expected plan of reorganization, stockholder support is the key element for any plan confirmation and any capital raising or change-in-control transaction. We believe that the Brookfield Proposal (or any similar proposal), when coupled with our commitments, provides substantially higher short term and long term value than a sale of the Company now and will achieve overwhelming shareholder support.

•
No Exclusivity; Complete Freedom to Take Better Proposal. Our proposal leaves the Company completely free to pursue better alternatives. The proposal includes no overbid protections, break fees, exclusivity provisions or similar “deal protections”.

•
No Cash Fees. We seek no commitment fees, ticking fees or other fees, other than reimbursement for our out-of-pocket expenses. In exchange for its approximately $2.78 billion commitment, Fairholme will received $15 strike price warrants on GGP. Pershing Square will receive no upfront commitments fees or warrants for its approximately $1.15 billion commitment unless and until its proposed commitment is funded.

•
Speed. As you know, we are deeply familiar with the Company. We are prepared to execute and deliver definitive documents for submission to the Court for approval as soon as practicable, preferably by next week. We can proceed at the same time as the Brookfield Proposal or before it, as you wish.

Suggested Next Steps
We believe it would take no more than a week to reach agreement on definitive documentation for submission to the Bankruptcy Court for approval. As discussed above, we require no exclusivity agreement, whether during this initial period or afterwards, and are willing to proceed in parallel with any other proposal you are considering.
Once our commitments are reflected in definitive documents approved by the Court, we also are flexible on schedule for consummation of the plan of reorganization. We support a prompt exit but have structured our commitments to provide the Company with the option to extend through December 31, 2010 as necessary.
There can be little doubt that this is a poor time to sell a newly relisted REIT. GGP has suffered from the worst recession since the Great Depression and from the last two years of its financial distress, including bankruptcy. We are convinced that GGP’s operations will improve when it emerges from bankruptcy and benefits from an improvement in the economy. We respectfully submit, as your largest stakeholders, that the long-term value of GGP is significantly greater as a stand-alone company than the proceeds generated by a sale to a third party. The newly reorganized GGP, with the benefit of strong sponsorship and with the longest dated, lowest-cost, non-recourse capital structure in the REIT industry, offers extraordinary potential for intermediate and long-term investors.
* * * *
Please understand that, notwithstanding anything to the contrary contained herein, this letter is only an expression of our serious interest and is not intended to, and shall not, constitute a binding agreement of either of us or any of our respective affiliates, or an offer by either of us or any of our respective affiliates to enter into a binding agreement, or create any legal obligations on the part of either of us or any of our respective affiliates with respect to any of the matters set forth herein. Please also understand that we defer entirely to the Company with respect to how and when to solicit stakeholder acceptance of its plan of reorganization. Any solicitation of a plan of reorganization must be made only after appropriate disclosure and in compliance with applicable laws and, accordingly, this letter is not intended to, and shall not, constitute a solicitation of any holder of claims or interests.
Thank you for your time and consideration. We look forward to discussing our proposal with you. If you have questions, you are welcome to contact either of the undersigned or external legal counsel Andy Dietderich at Sullivan & Cromwell LLP (212-558-3830; dietdericha@sullcrom.com).

Sincerely,

FAIRHOLME CAPITAL MANAGEMENT, LLC

By:	/s/ Bruce R. Berkowitz
Bruce R. Berkowitz
Managing Member

PERSHING SQUARE CAPITAL MANAGEMENT, L.P.
By:	PS Management GP, LLC
Its:	General Partner

By:	/s/ William A. Ackman
William A. Ackman
Managing Member

ANNEX A
Indicative Terms for Equity Commitments
The following summary has been prepared to facilitate the preparation of a definitive commitment agreement on the terms below (“Commitment Agreement”). The summary is not binding, and any binding commitment will be reflected only in mutually agreed definitive documentation.

Investors	Fairholme Capital Management, LLC, on behalf of one or more of its managed funds or affiliates of such managed funds (“Fairholme”) and Pershing Square Capital Management, L.P., on behalf of one or more of its managed funds or affiliates of such managed funds (“Pershing Square” and, together with Fairholme, the “Investors”).

The obligations of the Investors under the Commitment Agreement will be several and not joint.

Stock Purchase	Each Investor will agree to subscribe for and purchase from the reorganized Company (“New GGP”) on or shortly after the effectiveness of the plan of reorganization of the Company (the “Plan”), its Pro Rata Share (as defined below) of 380 million shares of New GGP’s common stock (“New Common Shares”), subject to the terms and conditions in the Commitment Agreement. The subscription price for the New Common Shares will be $10.00 per share, net to New GGP, payable in cash in immediately available funds on the date of issuance.

The “Pro Rata Share” will be approximately 71.4% for Fairholme and 28.6% for Pershing Square.

The Company may, at its sole discretion, reduce the amount of New Common Shares to be purchased by up to 50% by irrevocable written notice to the Investors at any time prior to the 30th day prior to the date of issuance of the New Common Shares. Any reduction will be allocated among the Investors in accordance with their Pro Rata Shares.

GGO Rights Offering Backstop	Each Investor also will agree to commit up to $67.5 million to backstop a common stock rights offering by a newly formed company (“GGO”) holding the assets and properties described in the Brookfield Proposal at an initial value of $5 per common share, net to GGO, subject to a total of $250 million of backstop commitments being provided by the Investors and Brookfield Asset Management Inc. on the terms and conditions described in the Brookfield Proposal.

The Investors will be entitled to receive a minimum allocation of $50 million in GGO Shares from the GGO rights offering, and will receive back-stop consideration in an amount equal to 5% of their $125 million total amount of backstop commitments, payable in GGO Shares at a price per share equal to the price per share offered in the rights offering. The Investors intend to allocate backstop commitments and consideration between them on an equal pro rata basis.

Commitment Term	The Investor commitments will have a drop dead date of December 31, 2010, subject to extension rights as may be mutually agreed.

Adjustments	All share prices take into effect the January 28, 2010 distribution of Common Shares but otherwise are subject to anti-dilution adjustments.

Corporate Governance	The Investors would be entitled to appoint one member of a nine member board of directors of New GGP and two members of a nine member board of directors of GGO, with the remaining selected by the Company in consultation with the Investors.

Transferability	The common shares and warrants acquired as described herein will be freely transferable subject to applicable securities laws. A registration rights agreement acceptable to the Investors will provide them and their assignees with the right to continuous sale of those common shares and warrants off an effective shelf registration statement from time to time, to the extent registration is necessary for resale under applicable law and subject to customary exclusions and limitations to be agreed.

Participation Rights	In addition, the Investors would have participation rights on all further equity raises that may be conducted by the Company after the effectiveness of the Plan as may be necessary to maintain their then-current percentage ownership of New GGP and GGO capital stock on a fully-diluted basis as of the date of each such equity raise.

Warrants	As a condition to the effectiveness of the Commitment Agreement and as consideration for the options of the Company thereunder, the Company will grant to Fairholme transferable warrants to purchase 60 million shares of existing common equity of GGP (a) at an exercise price of $15 per share (the “Warrants”), (b) having an expiry date of seven years from their issuance, (c) with customary anti-dilution adjustments (i.e. adjusting the strike price and number of underlying shares) covering all quarterly or other dividends (whether in cash or in kind) as well as other dilutive events, (d) with a redemption right for holders, upon a change of control or similar event, for an amount in cash equal to the Black-Scholes value of the Warrant, taking into account the remaining life of the Warrants as if the change of control had not occurred and using a Black-Scholes volatility input of 20% (provided that in the event of a change of control that is a public merger into listed common stock, the acquirer will have the right to maintain the warrants outstanding in respect of the merged entity, with customary adjustments), (e) containing other customary terms, (f) providing for a cashless exercise/net share settlement mechanism and (g) benefiting from registration rights for both the Warrants and the underlying equity securities.[1]

Upon consummation of the Plan (which will include stockholder approval of the issuance of underlying common stock to the extent required by NYSE rules), the Warrants will be cancelled and the Company will issue new warrants to the Investors (a) to purchase 60 million New Common Shares at an exercise price equal to $10 per share, and (b) to purchase 40 million GGO Shares at an exercise price equal to $5 per share, in each case having an expiration seven years after the consummation of the Plan and other terms consistent with the initial Warrants. Warrants with respect to New Common Shares will be allocated among the Investors in accordance with their Pro Rata Share, and warrants with respect to GGO Shares will be allocated to the Investors equally.

Pershing Square has agreed that, unless and until the Plan is confirmed, no warrants will be issuable to Pershing Square.

[1]
To the extent required by the NYSE rules, the definitive agreement providing for the Warrants will provide that, until shareholders approve the sale of common shares pursuant to the Warrants, the Warrants will not be exercisable for common shares but instead will be exercisable for participating convertible preferred shares having terms to be agreed by the Company and the Investors with the goal that the value per preferred share will at all times be at least equal to the value per common share.

No Bid Protections	No exclusivity, no-shop provisions, overbid requirements, commitment, break or other similar fees. The Company and the Investors would agree to a formal ‘go-shop’ including matching rights and a three business day negotiation period immediately following the receipt of a new or modified superior proposal in which the Investors could make adjustments in the terms and conditions of their commitments for consideration by GGP.

Conditions	There would be no due diligence condition precedent. The Investors commitments would be subject to customary terms and conditions to be mutually agreed, including without limitation: (a) execution and delivery of the Commitment Agreement, other definitive agreements, documents and undertakings, and issuance of the Warrants, in form and substance satisfactory to the Company and the Investors, (b) the absence of a ‘material adverse change’ (to be defined identically with the similar condition in the Brookfield Proposal), (c) either (1) confirmation and effectiveness of the Plan on the terms described in the Brookfield Proposal and otherwise reasonably acceptable to the Investors (with such changes to the Brookfield Proposal and waiver of the conditions thereto as the Investors approve), or (2) confirmation of an alternative plan of reorganization that Investors agree in their sole discretion is no less favorable to them, (d) no issuance of equity securities of New GGP or GGO (or related rights or securities) at a per share valuation less than $11.00 per share for New GGP and $5.00 per share for GGO, in each case net to the issuer, (e) entry of final orders of the Court approving the Commitment Agreement and Warrants and confirming the Plan in form and substance satisfactory to the Company and the Investors, and (f) the accuracy of representations and warranties, compliance with covenants and other conditions precedent as customary for private placements of public equity securities by parties at arm’s-length and such other conditions precedent as either the Company or the Investors may reasonably request.